Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net income applicable to common stock	$18,970	$23,650	$36,015	$35,650

Average number of common shares outstanding	16,100	16,938	16,369	16,910

Net income per share — Basic	$1.18	$1.40	$2.20	$2.11

Average number of common shares outstanding	16,100	16,938	16,369	16,910
Add: Assumed exercise of stock options and vesting of stock grants	322	55	317	100

Common and common equivalent shares outstanding	16,422	16,993	16,686	17,010

Net income per share — Diluted	$1.16	$1.39	$2.16	$2.10